Exhibit 99.1

Diversified advises that the following replaces the RNS announcement headlined “Acquisition of High-Quality East Texas Assets” and released at 7.01am BST on August 20, 2024.

The announcement has been amended and clarified to exclude disclosure language referencing the Acquisition (as defined below) as a ”significant transaction” for the purposes of the FCA Listing Rules. The Acquisition does not constitute a “significant transaction” under UKLR 7.

Nothing else has been amended. The full corrected version is below.

August 20, 2024

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

 Diversified Announces Joint Acquisition to Acquire Package of High-Quality East Texas Assets

Represents Second East Texas Bolt-On Addition of PDP Production in 2024 and Further Increases Scale in Central Region

Joint Acquisition Partner to Directly Purchase Undeveloped Acreage

Diversified Energy Company PLC (LSE:DEC; NYSE:DEC) (“Diversified” or the “Company”) is pleased to announce the execution of a conditional purchase and sale agreement for the acquisition of operated natural gas properties located within eastern Texas (the “Assets”) from a regional operator (the “Seller”) (the “Acquisition”). Notably, the Assets contain a significant Proved Developed Producing (“PDP”) component, approximately $68 million, which will be purchased by Diversified.

Concurrently, an active third-party development company with operations in the area will purchase an additional amount of undeveloped acreage with a value of approximately $19 million, the majority of which will be purchased by the third-party development company, with Diversified maintaining only a minority 5% interest for $1 million in consideration. The total purchase price to the Seller, inclusive of both the PDP assets and undeveloped acreage is approximately $87 million before customary purchase price adjustments. The Development company will pay cash consideration of approximately $18 million to directly to the Seller at the closing of the Acquisition.

The consideration for the acquisition of the Assets to be paid by Diversified will be funded through a combination of the issuance of new US-dollar denominated ordinary shares direct to the Seller in the amount of approximately $35 million and new and existing liquidity supported by the increased availability as the result of increased collateral associated with the Assets. The Company expects to close the Acquisition in the fourth quarter of 2024 and is subject to a break fee, should the Acquisition not occur.

Acquisition Highlights (Diversified Allocated Consideration)

•	Total gross purchase price of $69 million, inclusive of ~$1 million (or 5%) of the retained undeveloped acreage, and before anticipated customary purchase price adjustments
◦	PDP gross purchase price of ~$68 million
◦	Estimated total Net Purchase Price of $64 million
◦	Anticipated close during the fourth quarter of 2024
•	Net PDP purchase price represents a PV-18 valuation
•	Current PDP net production of 21 MMcfepd (4 MBoepd)(a)
◦	Complements industry-leading corporate declines and capital intensity
◦	Primarily gas-weighted production with ~69% gas volumes(b)
◦	Provides opportunities for additional cost efficiencies utilizing Diversified’s Smarter Asset Management program and existing East Texas resources
•	Estimated PDP production NTM EBITDA of ~$19 million(b) representing a 3.5x purchase multiple
◦	PDP Reserves of 70 Bcfe (12 MMBoe) with PV-10 of $89 million(c)

Commenting on the Acquisition, CEO Rusty Hutson, Jr. said:

“This purchase strengthens Diversified by expanding our footprint in our East Texas operating area, increasing our scale, and allowing for margin enhancement. Importantly, this acquisition extends our proven track record of completing disciplined transactions at attractive valuations. By joining resources with a development partner, we are highlighting our Company’s ability to creatively and thoughtfully structure transactions that add value and maximize cash flow generation for shareholders.”

Assets Acquired at Attractive Valuations

The Acquisition’s estimated NTM EBITDA of ~$19 million represents a 3.5x purchase multiple and reflects an attractive valuation of PV-18 for the PDP assets, excluding the undeveloped acreage.

The Assets include 331 net PDP wells (total) and are expected to add 21 MMcfepd (4 MBoepd) of production and 70 Bcfe (12 MMBoe) PDP reserves with a PV-10 of $89 million. Additionally, the production profile of the Assets is highly complementary to the Company’s existing portfolio and operational strategy, with low annual production declines of ~15% for the next twelve months(b).

The Assets are in close proximity to the Company’s previously acquired East Texas assets and provide opportunities to realize synergies attributable to operating scale and asset density.

Gibson, Dunn & Crutcher LLP served as legal counsel to Diversified. Opportune LLP served as sole financial advisor and Kirkland & Ellis LLP served as legal counsel to the Seller.

Footnotes:

(a)	Current production based on estimated average daily production for October 2024; Estimate based on historical performance and engineered type curves for the Assets
(b)
Based on engineering reserves assumptions using historical cost assumptions and NYMEX strip as of August 12, 2024 for the twelve months ended September 30, 2025. Purchase price multiple based on Gross Purchase Price and Acquisition’s estimated Next Twelve Months (NTM) Adjusted EBITDA (unhedged). NTM Adjusted EBITDA is a Non-IFRS measure. See “Use of Non-IFRS Measures”

(c)
Estimated annual rate of production declines and PDP reserves values (including volumes, PV-10 and approximate PV value) calculated using historical production data, asset-specific type curves and an effective date of June 1, 2024 and based on the NYMEX strip at August 12, 2024 through December 2026, with WTI held flat at $70.00/bbl and Henry Hub held flat at $3.61/MMBtu thereafter.  PV-10 is a Non-IFRS measure. See “Use of Non-IFRS Measures”

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  2024 Interim Report dated 30 June 2024 and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

This announcement contains inside information for the purposes of Article 7 of the UK version of Regulation (EU) No. 596/2014 on Market Abuse (“UK MAR”), as it forms part of the UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve”, “opportunity” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Expected benefits of the Acquisition may not be realized and the Acquisition may not close on the terms described in this release at all. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission. The pro forma financial information in this announcement is for informational purposes only, is not a projection of our future financial performance, and should not be considered indicative of actual results should the Acquisition be consummated. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. We are unable to provide a quantitative reconciliation of forward-looking Adjusted EBITDA to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

PV-10

PV-10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV-10 is calculated using NYMEX pricing. It is not practicable to reconcile PV-10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.